Exhibit 99.1

PRECISION DRILLING CORPORATION

Third Quarter Report for the three and nine months ended September 30, 2024 and 2023

This report contains “forward-looking information and statements” within the meaning of applicable securities laws. For a full disclosure of the forward-looking information and statements and the risks to which they are subject, see the “Cautionary Statement Regarding Forward-Looking Information and Statements” later in this report. This report contains references to certain Financial Measures and Ratios, including Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), Funds Provided by (Used in) Operations, Net Capital Spending, Working Capital and Total Long-term Financial Liabilities. These terms do not have standardized meanings prescribed under International Financial Reporting Standards (IFRS) Accounting Standards and may not be comparable to similar measures used by other companies. See “Financial Measures and Ratios” later in this report.

Precision Drilling Corporation ("Precision" or the "Company") delivered strong third quarter financial results, demonstrating the resilience of the business and its robust cash flow potential. Year to date, Precision has already achieved the low end of its debt reduction target range and is well on track to allocate 25% to 35% of its free cash flow to share buybacks in 2024.

Financial Highlights

•	Revenue was $477 million and exceeded the $447 million realized in the third quarter of 2023 as activity increased in Canada and internationally, which more than offset lower activity in the U.S.
•	Adjusted EBITDA(1) was $142 million, including a share-based compensation recovery of $0.2 million. In 2023, third quarter Adjusted EBITDA was $115 million and included share-based compensation charges of $31 million.
•	Net earnings was $39 million or $2.77 per share, nearly doubling the $20 million or $1.45 per share in 2023.
•	Completion and Production Services revenue increased 27% over the same period last year to $73 million, while Adjusted EBITDA rose 40% to $20 million, reflecting the successful integration of the CWC Energy Services (CWC) acquisition in late 2023.
•	Internationally, revenue increased 21% over the third quarter of last year as the Company realized US$35 million of contract drilling revenue versus US$29 million in 2023. Revenue for the third quarter of 2024 was negatively impacted by fewer rig moves and planned rig recertifications that accounted for 44 non-billable utilization days.
•	Debt reduction during the quarter was $49 million and total $152 million year to date. Share repurchases during the quarter were $17 million and total $50 million year to date.
•	Increased our 2024 planned capital expenditures from $195 million to $210 million to fund multiple contracted rig upgrades and the strategic purchase of drill pipe for use in 2025.

Operational Highlights

•	Canada's activity increased 25%, averaging 72 active drilling rigs versus 57 in the third quarter of 2023. Our Super Triple and Super Single rigs are in high demand and approaching full utilization.
•	Canadian revenue per utilization day was $32,325 and comparable to the $32,224 in the same period last year.
•	U.S. activity averaged 35 drilling rigs compared to 41 for the third quarter of 2023.
•	U.S. revenue per utilization day was US$32,949 versus US$35,135 in the same quarter last year.
•	International activity increased 33% compared to the third quarter of 2023, with eight drilling rigs fully contracted this year following rig reactivations in 2023. International revenue per utilization day was US$47,223 compared to US$51,570 in the third quarter of 2023 due to fewer rig moves and planned rig recertifications completed in 2024.
•	Service rig operating hours increased 34% over the same quarter last year totaling 62,835 hours driven by the CWC acquisition.
•	Formed a strategic Joint Partnership (Partnership) with Indigenous partners to provide well servicing operations in northeast British Columbia.
(1)	See “FINANCIAL MEASURES AND RATIOS."

1

SELECT FINANCIAL AND OPERATING INFORMATION

Financial Highlights

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except per share amounts)	2024	2023	% Change	2024	2023	% Change
Revenue	477,155	446,754	6.8	1,434,157	1,430,983	0.2
Adjusted EBITDA(1)	142,425	114,575	24.3	400,695	459,887	(12.9)
Net earnings	39,183	19,792	98.0	96,400	142,522	(32.4)
Cash provided by operations	79,674	88,500	(10.0)	319,292	330,316	(3.3)
Funds provided by operations(1)	113,322	91,608	23.7	342,837	388,220	(11.7)

Cash used in investing activities	38,852	34,278	13.3	141,032	157,157	(10.3)
Capital spending by spend category(1)
Expansion and upgrade	7,709	13,479	(42.8)	30,501	39,439	(22.7)
Maintenance and infrastructure	56,139	38,914	44.3	127,297	108,463	17.4
Proceeds on sale	(5,647)	(6,698)	(15.7)	(21,825)	(20,724)	5.3
Net capital spending(1)	58,201	45,695	27.4	135,973	127,178	6.9

Net earnings per share:
Basic	2.77	1.45	91.0	6.74	10.45	(35.5)
Diluted	2.31	1.45	59.3	6.73	9.84	(31.6)
Weighted average shares outstanding:
Basic	14,142	13,607	3.9	14,312	13,643	4.9
Diluted	14,890	13,610	9.4	14,317	14,858	(3.6)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Operating Highlights

	For the three months ended September 30,			For the nine months ended September 30,
	2024	2023	% Change	2024	2023	% Change
Contract drilling rig fleet	214	224	(4.5)	214	224	(4.5)
Drilling rig utilization days:
U.S.	3,196	3,815	(16.2)	9,885	13,823	(28.5)
Canada	6,586	5,284	24.6	17,667	15,247	15.9
International	736	554	32.9	2,192	1,439	52.3
Revenue per utilization day:
U.S. (US$)	32,949	35,135	(6.2)	33,011	35,216	(6.3)
Canada (Cdn$)	32,325	32,224	0.3	34,497	32,583	5.9
International (US$)	47,223	51,570	(8.4)	51,761	51,306	0.9
Operating costs per utilization day:
U.S. (US$)	22,207	21,655	2.5	22,113	20,217	9.4
Canada (Cdn$)	19,448	18,311	6.2	20,196	19,239	5.0

Service rig fleet	165	121	36.4	165	121	36.4
Service rig operating hours	62,835	46,894	34.0	194,390	144,944	34.1

Drilling Activity

	Average for the quarter ended 2023				Average for the quarter ended 2024
	Mar. 31	June 30	Sept. 30	Dec. 31	Mar. 31	June 30	Sept. 30
Average Precision active rig count(1):
U.S.	60	51	41	45	38	36	35
Canada	69	42	57	64	73	49	72
International	5	5	6	8	8	8	8
Total	134	98	104	117	119	93	115
(1)	Average number of drilling rigs working or moving.

Financial Position

(Stated in thousands of Canadian dollars, except ratios)	September 30, 2024	December 31, 2023(2)
Working capital(1)	166,473	136,872
Cash	24,304	54,182
Long-term debt	787,008	914,830
Total long-term financial liabilities(1)	858,765	995,849
Total assets	2,887,996	3,019,035
Long-term debt to long-term debt plus equity ratio (1)	0.32	0.37
(1)	See “FINANCIAL MEASURES AND RATIOS.”
(2)	Comparative period figures were restated due to a change in accounting policy. See "CHANGE IN ACCOUNTING POLICY."

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Summary for the three months ended September 30, 2024:

•	Revenue increased to $477 million compared with $447 million in the third quarter of 2023 as a result of higher Canadian and international activity, partially offset by lower U.S. activity, day rates and lower idle but contract rig revenue.

•	Adjusted EBITDA was $142 million as compared with $115 million in 2023, primarily due to increased Canadian and international results and lower share-based compensation. Please refer to “Other Items” later in this report for additional information on share-based compensation.

•	Adjusted EBITDA as a percentage of revenue was 30% as compared with 26% in 2023.

•	Generated cash from operations of $80 million, reduced debt by $49 million, repurchased $17 million of shares, and ended the quarter with $24 million of cash and more than $500 million of available liquidity.

•	Revenue per utilization day, excluding the impact of idle but contracted rigs was US$32,949 compared with US$33,543 in 2023, a decrease of 2%. Sequentially, revenue per utilization day, excluding idle but contracted rigs, was largely consistent with the second quarter of 2024. U.S. revenue per utilization day was US$32,949 compared with US$35,135 in 2023. The decrease was primarily the result of lower fleet average day rates and idle but contracted rig revenue, partially offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs in the quarter as compared with US$6 million in 2023.

•	U.S. operating costs per utilization day increased to US$22,207 compared with US$21,655 in 2023. The increase is mainly due to higher recoverable costs and fixed costs being spread over fewer activity days, partially offset by lower repairs and maintenance. Sequentially, operating costs per utilization day were largely consistent with the second quarter of 2024.

•	Canadian revenue per utilization day was $32,325, largely consistent with the $32,224 realized in 2023. Sequentially, revenue per utilization day decreased $3,750 due to our rig mix, partially offset by higher fleet-wide average day rates.

•	Canadian operating costs per utilization day increased to $19,448, compared with $18,311 in 2023, resulting from higher repairs and maintenance and rig reactivation costs. Sequentially, daily operating costs decreased $2,204 due to lower labour expenses due to rig mix, recoverable expenses and repairs and maintenance.

•	Internationally, third quarter revenue increased 21% over 2023 as we realized revenue of US$35 million versus US$29 million in the prior year. Our higher revenue was primarily the result of a 33% increase in activity, partially offset by lower average revenue per utilization day. International revenue per utilization day was US$47,223 compared with US$51,570 in 2023 due to fewer rig moves and planned rig recertifications that accounted for 44 non-billable utilization days.

•	Completion and Production Services revenue was $73 million, an increase of $16 million from 2023, as our third quarter service rig operating hours increased 34%.

•	General and administrative expenses were $23 million as compared with $44 million in 2023 primarily due to lower share-based compensation charges.

•	Net finance charges were $17 million, a decrease of $3 million compared with 2023 as a result of lower interest expense on our outstanding debt balance.

•	Capital expenditures were $64 million compared with $52 million in 2023 and by spend category included $8 million for expansion and upgrades and $56 million for the maintenance of existing assets, infrastructure, and intangible assets.

•	Increased expected capital spending in 2024 to $210 million, an increase of $15 million, due to the strategic purchase of drill pipe before new import tariffs take effect and additional customer-backed upgrades.

•	Income tax expense for the quarter was $14 million as compared with $8 million in 2023. During the third quarter, we continue to not recognize deferred tax assets on certain international operating losses.

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•	Reduced debt by $49 million from the redemption of US$33 million of 2026 unsecured senior notes and US$3 million repayment of our U.S. Real Estate Credit Facility.

•	Renewed our Normal Course Issuer Bid (NCIB) and repurchased $17 million of common shares during the third quarter.

Summary for the nine months ended September 30, 2024:

•	Revenue for the first nine months of 2024 was $1,434 million, consistent 2023.

•	Adjusted EBITDA for the period was $401 million as compared with $460 million in 2023. Our lower Adjusted EBITDA was primarily attributed to decreased U.S. drilling results and higher share-based compensation, partially offset by the strengthening of Canadian and international results.

•	Cash provided by operations was $319 million as compared with $330 million in 2023. Funds provided by operations were $343 million, a decrease of $45 million from the comparative period.

•	General and administrative costs were $97 million, an increase of $14 million from 2023 primarily due to higher share-based compensation charges.

•	Net finance charges were $53 million, $10 million lower than 2023 due to our lower interest expense on our outstanding debt balance.

•	Capital expenditures were $158 million in 2024, an increase of $10 million from 2023. Capital spending by spend category included $31 million for expansion and upgrades and $127 million for the maintenance of existing assets, infrastructure, and intangible assets.

•	Reduced debt by $152 million from the redemption of US$89 million of 2026 unsecured senior notes and $31 million repayment of our Canadian and U.S. Real Estate Credit Facilities.

•	Repurchased $50 million of common shares under our NCIB.

STRATEGY

Precision’s vision is to be globally recognized as the High Performance, High Value provider of land drilling services. Our strategic priorities for 2024 are focused on increasing our capital returns to shareholders by delivering best-in-class service and generating free cash flow.

Precision’s 2024 strategic priorities and the progress made during the third quarter are as follows:

1.	Concentrate organizational efforts on leveraging our scale and generating free cash flow.

•	Generated cash from operations of $80 million, bringing our year to date total to $319 million.

•	Increased utilization of our Super Single and Double rigs in the third quarter, driving Canadian drilling activity up 25% year over year.

•	Increased our third quarter Completion and Production Services operating hours and Adjusted EBITDA 34% and 40%, respectively, year over year. Achieved our $20 million annual synergies target from the CWC acquisition, which closed in November 2023.

•	Internationally, we realized US$35 million of contract drilling revenue versus US$29 million in 2023. Revenue for the third quarter of 2024 was negatively impacted by fewer rig moves and planned rig recertifications that accounted for 44 non-billable utilization days.

2.	Reduce debt by between $150 million and $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases.

•	Reduced debt by redeeming US$33 million of our 2026 unsecured senior notes and repaying US$3 million of our U.S. Real Estate Credit Facility. For the first nine months of the year, we have reduced debt by $152 million and already achieved the low end of our debt repayment target range.

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•	Returned $17 million of capital to shareholders through share repurchases. Year to date we allocated $50 million of our free cash flow to share buybacks, which represents over 25% of free cash flow for the first nine months of the year and within our annual target range of 25% to 35%.

•	Remain firmly committed to our long-term debt reduction target of $600 million between 2022 and 2026 ($410 million achieved as of September 30, 2024), while moving direct shareholder capital returns towards 50% of free cash flow.

3.	Continue to deliver operational excellence in drilling and service rig operations to strengthen our competitive position and extend market penetration of our AlphaTM and EverGreenTM products.

•	Increased our Canadian drilling rig utilization days and well servicing rig operating hours over the third quarter of 2023, maintaining our position as the leading provider of high-quality and reliable services in Canada.

•	Nearly doubled our EverGreenTM revenue from the third quarter of 2023.

•	Continued to expand our EverGreenTM product offering on our Super Single rigs with hydrogen injection systems. EverGreenHydrogenTM reduces diesel consumption resulting in lower operating costs and greenhouse gas emissions for our customers.

OUTLOOK

The long-term outlook for global energy demand remains positive with rising demand for all types of energy including oil and natural gas driven by economic growth, increasing demand from third-world regions, and emerging energy sources of power demand. Oil prices are constructive, and producers remain disciplined with their production plans while geopolitical issues continue to threaten supply. In Canada, the recent commissioning of the Trans Mountain pipeline expansion and the startup of LNG Canada projected in 2025 are expected to provide significant tidewater access for Canadian crude oil and natural gas, supporting additional Canadian drilling activity. In the U.S., the next wave of LNG projects is expected to add approximately 11 bcf/d of export capacity from 2025 to 2028, supporting additional U.S. natural gas drilling activity. Coal retirements and a build-out of AI data centers could provide further support for natural gas drilling.

In Canada, we currently have 75 rigs operating and expect this activity level to continue until spring breakup, except for the traditional slowdown over Christmas. Our Canadian drilling activity continues to outpace 2023 due to increased heavy oil drilling activity and strong Montney activity driven by robust condensate demand and pricing. Since the startup of the Trans Mountain pipeline expansion in May, customer activity in heavy oil targeted areas has exceeded expectations, resulting in near full utilization of our Super Single fleet. Customers are benefiting from improved commodity pricing and a weak Canadian dollar. Our Super Triple fleet, the preferred rig for Montney drilling, is also nearly fully utilized and with the expected startup of LNG Canada in mid-2025, demand could exceed supply.

In recent years, the Canadian market has witnessed stronger second quarter drilling activity due to the higher percentage of wells drilled on pads in both the Montney and in heavy oil developments. Once a pad-equipped drilling rig is mobilized to site, it can walk from well to well and avoid spring break up road restrictions. We expect this higher activity trend to continue in the second quarter of 2025.

In the U.S., we currently have 35 rigs operating as drilling activity remains constrained by volatile commodity prices, customer consolidation and budget exhaustion. We view these headwinds as short-term in nature, which will continue to suppress activity for the remainder of the year and into 2025. However, looking further ahead, we expect that a new budget cycle, the next wave of Gulf Coast LNG export facilities, and new sources of domestic power demand should begin to stimulate drilling.

Internationally, we expect to have eight rigs running for the remainder of 2024, representing an approximate 40% increase in activity compared to 2023. All eight rigs are contracted through 2025 as well. We continue to bid our remaining idle rigs within the region and remain optimistic about our ability to secure additional rig activations.

As the premier well service provider in Canada, the outlook for this business remains positive. We expect the Trans Mountain pipeline expansion and LNG Canada to drive more service-related activity, while increased regulatory spending requirements are expected to result in more abandonment work. Customer demand should remain strong, and with continued labor constraints, we expect firm pricing into the foreseeable future.

We believe cost inflation is largely behind us and will continue to look for opportunities to lower costs.

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Contracts

The following chart outlines the average number of drilling rigs under term contract by quarter as at October 29, 2024. For those quarters ending after September 30, 2024, this chart represents the minimum number of term contracts from which we will earn revenue. We expect the actual number of contracted rigs to vary in future periods as we sign additional term contracts.

As at October 29, 2024	Average for the quarter ended 2023				Average	Average for the quarter ended 2024				Average
	Mar. 31	June 30	Sept. 30	Dec. 31	2023	Mar. 31	June 30	Sept. 30	Dec. 31	2024
Average rigs under term contract:
U.S.	40	37	32	28	34	20	17	17	16	18
Canada	19	23	23	23	22	24	22	23	24	23
International	4	5	7	7	6	8	8	8	8	8
Total	63	65	62	58	62	52	47	48	48	49

Seasonality

In Canada, because of the seasonal nature of well site access, term contracted rigs normally generate 250 utilization days, with some pad drilling rigs trending toward 350 days. Accordingly, our anticipated Canadian rigs under term contract may fluctuate as customers complete their commitments earlier than projected. In most regions in the U.S. and internationally, term contracts normally generate 365 utilization days per year. In accordance with the seasonality of our business and varying levels of rig count, we generally experience builds of working capital in the first and third quarters and releases of working capital in the second and fourth quarters.

Capital Spending and Free Cash Flow Allocation

Capital spending in 2024 is expected to be $210 million, an increase of $15 million from the previous quarter. Our increased capital spending is comprised of the strategic purchase of drill pipe before new import tariffs take effect and additional customer-backed upgrades. Capital spending by spend category is expected to include $164 million for maintenance, infrastructure, and intangibles and $46 million for expansion and upgrades. We expect to spend $189 million in the Contract Drilling Services segment, $19 million in the Completion and Production Services segment and $2 million in the Corporate segment. At September 30, 2024, Precision had capital commitments of $136 million with payments expected through 2026. We remain committed to our debt reduction plans and in 2024 expect to reduce debt by $150 million to $200 million and allocate 25% to 35% of free cash flow before debt repayments for share repurchases, while remaining committed to achieving a sustained Net Debt to Adjusted EBITDA ratio(1) of below 1.0 times by the end of 2025.

(1)	See “FINANCIAL MEASURES AND RATIOS.”

Commodity Prices

Third quarter average West Texas Intermediate and Western Canadian Select oil prices decreased 8% and 10%, respectively, as compared with 2023 while the average Henry Hub and AECO natural gas prices declined 17% and 73%, respectively.

	For the three months ended September 30,		Year ended December 31,
	2024	2023	2023
Average oil and natural gas prices
Oil
West Texas Intermediate (per barrel) (US$)	75.20	82.18	77.62
Western Canadian Select (per barrel) (US$)	62.30	69.39	58.96
Natural gas
United States
Henry Hub (per MMBtu) (US$)	2.22	2.66	2.67
Canada
AECO (per MMBtu) (CDN$)	0.71	2.61	2.64

SEGMENTED FINANCIAL RESULTS

Precision’s operations are reported in two segments: Contract Drilling Services, which includes our drilling rig, oilfield supply and manufacturing divisions; and Completion and Production Services, which includes our service rig, rental and camp and catering divisions.

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	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	% Change	2024	2023	% Change
Revenue:
Contract Drilling Services	406,155	390,728	3.9	1,215,125	1,257,762	(3.4)
Completion and Production Services	73,074	57,573	26.9	225,987	178,257	26.8
Inter-segment eliminations	(2,074)	(1,547)	34.1	(6,955)	(5,036)	38.1
	477,155	446,754	6.8	1,434,157	1,430,983	0.2
Adjusted EBITDA:(1)
Contract Drilling Services	133,235	131,701	1.2	406,662	468,302	(13.2)
Completion and Production Services	19,741	14,118	39.8	50,786	39,031	30.1
Corporate and Other	(10,551)	(31,244)	(66.2)	(56,753)	(47,446)	19.6
	142,425	114,575	24.3	400,695	459,887	(12.9)
(1)	See “FINANCIAL MEASURES AND RATIOS.”

SEGMENT REVIEW OF CONTRACT DRILLING SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023	% Change
Revenue	406,155	390,728	3.9	1,215,125	1,257,762	(3.4)
Expenses:
Operating	262,933	247,937	6.0	776,210	759,750	2.2
General and administrative	9,987	11,090	(9.9)	32,253	29,710	8.6
Adjusted EBITDA(1)	133,235	131,701	1.2	406,662	468,302	(13.2)
Adjusted EBITDA as a percentage of revenue(1)	32.8%	33.7%		33.5%	37.2%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

United States onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	38	602	60	744
June 30	36	583	51	700
September 30	35	565	41	631
Year to date average	36	583	51	692
(1)	United States lower 48 operations only.
(2)	Baker Hughes rig counts.

Canadian onshore drilling statistics:(1)	2024		2023
	Precision	Industry(2)	Precision	Industry(2)
Average number of active land rigs for quarters ended:
March 31	73	208	69	221
June 30	49	134	42	117
September 30	72	207	57	188
Year to date average	65	183	56	175
(1)	Canadian operations only.
(2)	Baker Hughes rig counts.

Revenue from Contract Drilling Services was $406 million, 4% higher than 2023, while Adjusted EBITDA increased by 1% to $133 million. The increase in revenue and Adjusted EBITDA was primarily due to higher Canadian and international activity, partially offset by lower U.S. activity and day rates.

Drilling rig utilization days (drilling days plus move days) in the U.S. were 3,196, 16% lower than 2023. Drilling rig utilization days in Canada were 6,586, 25% higher than 2023. Drilling rig utilization days in our international business were 736, 33% higher than 2023 as multiple rigs within our international rig fleet returned to work under renewed long-term contracts.

Revenue per utilization day in the U.S. decreased 6% from 2023 and was primarily the result of lower fleet average day rates and idle but contracted rig revenue, partially offset by higher recoverable costs. We did not recognize revenue from idle but contracted rigs in the quarter as compared with US$6 million in 2023. Drilling rig revenue per utilization day in Canada was largely consistent with 2023. Our international revenue per utilization day for the quarter was 8% lower than 2023 due to rig moves and planned rig recertifications completed in 2024 that accounted for 44 non-billable utilization days.

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In the U.S., 50% of utilization days were generated from rigs under term contract as compared with 63% in 2023. In Canada, 32% of our utilization days were generated from rigs under term contract, compared with 37% in 2023.

U.S. operating costs per utilization day increased 3% from 2023 and was primarily due to higher recoverable costs and fixed costs being spread over fewer activity days, partially offset by lower repairs and maintenance. Our Canadian operating costs per utilization day increased 6% as compared with 2023 and was due to higher repairs and maintenance and rig reactivation costs.

Our general and administrative expenses decreased $1 million as compared with 2023 primarily as a result of lower share-based compensation.

SEGMENT REVIEW OF COMPLETION AND PRODUCTION SERVICES

	For the three months ended September 30,			For the nine months ended September 30,
(Stated in thousands of Canadian dollars, except where noted)	2024	2023	% Change	2024	2023
Revenue	73,074	57,573	26.9	225,987	178,257	26.8
Expenses:
Operating	50,608	41,612	21.6	167,128	133,325	25.4
General and administrative	2,725	1,843	47.9	8,073	5,901	36.8
Adjusted EBITDA(1)	19,741	14,118	39.8	50,786	39,031	30.1
Adjusted EBITDA as a percentage of revenue(1)	27.0%	24.5%		22.5%	21.9%
Well servicing statistics:
Number of service rigs (end of period)	165	121	36.4	165	121	36.4
Service rig operating hours	62,835	46,894	34.0	194,390	144,944	34.1
Service rig operating hour utilization	41%	42%		43%	44%
(1)	See “FINANCIAL MEASURES AND RATIOS.”

Completion and Production Services revenue increased to $73 million, an increase of $16 million from 2023. Our increased revenue was due to higher service activity as our third quarter service rig operating hours increased 34% compared with 2023. Completion and Production Services generated 4% of its revenue from U.S. operations, compared with 7% in 2023.

Operating costs as a percentage of revenue were 69% as compared with 72% in 2023. The decreased percentage in 2024 was the result of our operating efficiency. As compared to 2023, our third quarter general and administrative expenses increased 48%, primarily due to higher overhead charges associated with the CWC acquisition.

Adjusted EBITDA was $20 million as compared with $14 million in 2023. Our higher Adjusted EBITDA in 2024 was due to increased activity, partially offset by higher overhead charges.

SEGMENT REVIEW OF CORPORATE AND OTHER

Our Corporate and Other segment provides support functions to our operating segments. The Corporate and Other segment had negative Adjusted EBITDA of $11 million as compared with negative Adjusted EBITDA of $31 million in 2023. Our improved current quarter Adjusted EBITDA was impacted by lower share-based compensation.

OTHER ITEMS

Share-based Incentive Compensation Plans

We have several cash and equity-settled share-based incentive plans for non-management directors, officers, and other eligible employees. Our accounting policies for each share-based incentive plan can be found in our 2023 Annual Report.

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A summary of expense amounts under these plans during the reporting periods are as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Cash settled share-based incentive plans	(1,626)	30,105	28,810	20,091
Equity settled share-based incentive plans	1,440	701	3,517	1,834
Total share-based incentive compensation plan expense	(186)	30,806	32,327	21,925

Allocated:
Operating	221	7,692	8,159	6,732
General and Administrative	(407)	23,114	24,168	15,193
	(186)	30,806	32,327	21,925

Cash settled share-based compensation recovery for the quarter was $2 million as compared with an expense of $30 million in 2023. The recovery in 2024 was primarily due to our lower share price performance as compared with 2023.

During the first quarters of 2023 and 2024, we issued Executive Restricted Share Units (Executive RSUs) to certain senior executives. Accordingly, our equity-settled share-based compensation expense for the quarter was $1 million as compared with $1 million in 2023.

As at September 30, 2024, the majority of our share-based compensation plans were classified as cash-settled and will be impacted by changes in our share price. Although accounted for as cash-settled, Precision retains the ability to settle certain vested units in common shares at its discretion.

Normal Course Issuer Bid

During the third quarter of 2024, we renewed our Normal Course Issuer Bid. Pursuant to the NCIB, we are authorized to repurchase and cancel up to a maximum of 1,359,108 common shares. The NCIB will terminate no later than September 18, 2025. Prior to the renewal of the NCIB, we repurchased and cancelled 543,778 common shares for $50 million. In addition, we recorded $1 million of share buyback tax in 2024.

LIQUIDITY AND CAPITAL RESOURCES

The oilfield services business is inherently cyclical in nature. To manage this, we focus on maintaining a strong balance sheet in order to have the financial flexibility to manage our growth and cash flow regardless of where we are in the business cycle. We maintain a variable operating cost structure so we can be responsive to changes in demand.

Our maintenance capital expenditures are tightly governed and highly responsive to activity levels with additional cost savings leverage provided through our internal manufacturing and supply divisions. Term contracts on expansion capital provide more certainty of future revenues and return on our capital investments.

Liquidity

Amount	Availability	Used for	Maturity
Senior Credit Facility (secured)
US$375 million (extendible, revolving term credit facility with US$375 million accordion feature)	Nil drawn and US$55 million in outstanding letters of credit	General corporate purposes	June 28, 2027
Real estate credit facilities (secured)
US$5 million	Fully drawn	General corporate purposes	November 19, 2025
Operating facilities (secured)
$40 million	Undrawn, except $8 million in outstanding letters of credit	Letters of credit and general corporate purposes
US$15 million	Undrawn	Short-term working capital requirements
Demand letter of credit facility (secured)
US$40 million	Undrawn, except US$28 million in outstanding letters of credit	Letters of credit
Unsecured senior notes (unsecured)
US$184 million – 7.125%	Fully drawn	Debt redemption and repurchases	January 15, 2026
US$400 million – 6.875%	Fully drawn	Debt redemption and repurchases	January 15, 2029

In 2024, we reduced debt by $152 million comprised of US$89 million of 2026 unsecured senior note redemptions and the repayment of our Canadian and U.S. Real Estate Credit Facilities for $31 million. As at September 30, 2024, we had $797 million outstanding under our Senior Credit Facility, Real Estate Credit Facility and unsecured senior notes as compared with $929 million at December 31, 2023. The current blended cash interest cost of our debt is approximately 7.0%.

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Senior Credit Facility

On June 28, 2024, we extended our Senior Credit Facility’s maturity date to June 28, 2027, revised the available borrowing capacity to US$375 million and amended certain terms of the facility. Our Senior Credit Facility requires that we comply with certain covenants including a leverage ratio of consolidated senior debt to consolidated Covenant EBITDA of less than 2.5:1. For purposes of calculating the leverage ratio, consolidated senior debt only includes secured indebtedness. The Senior Credit Facility limits the redemption and repurchase of junior debt subject to a pro forma senior net leverage covenant test of less than or equal to 1.75:1.

Unsecured Senior Notes

The unsecured senior notes require that we comply with certain restrictive and financial covenants, including an incurrence based consolidated interest coverage ratio test of consolidated cash flow, as defined in the senior note agreements, to consolidated interest expense of greater than 2.0:1 for the most recent four consecutive fiscal quarters. In the event our consolidated interest coverage ratio is less than 2.0:1 for the most recent four consecutive fiscal quarters, the unsecured senior notes restrict our ability to incur additional indebtedness.

For further information, please see the unsecured senior note indentures which are available on SEDAR+ and EDGAR.

Covenants

As at September 30, 2024, we were in compliance with the covenants of our Senior Credit Facility and Real Estate Credit Facility.

	Covenant	At September 30, 2024
Senior Credit Facility
Consolidated senior debt to consolidated covenant EBITDA(1)	<2.50	0.02
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.66
Real Estate Credit Facilities
Consolidated covenant EBITDA to consolidated interest expense	>2.50	7.66
(1)	For purposes of calculating the leverage ratio consolidated senior debt only includes secured indebtedness.

Impact of foreign exchange rates

The following table summarizes the average and closing Canada-U.S. foreign exchanges rates.

	For the three months ended September 30,		For the nine months ended September 30,		At December 31,
	2024	2023	2024	2023	2023
Canada-U.S. foreign exchange rates
Average	1.36	1.34	1.36	1.35	—
Closing	1.35	1.36	1.35	1.36	1.32

Hedge of investments in foreign operations

We utilize foreign currency long-term debt to hedge our exposure to changes in the carrying value of our net investment in certain foreign operations as a result of changes in foreign exchange rates.

We have designated our U.S. dollar-denominated long-term debt as a net investment hedge in our U.S. operations and other foreign operations that have a U.S. dollar functional currency. To be accounted for as a hedge, the foreign currency denominated long-term debt must be designated and documented as such and must be effective at inception and on an ongoing basis. We recognize the effective amount of this hedge (net of tax) in other comprehensive income. We recognize ineffective amounts (if any) in net earnings.

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QUARTERLY FINANCIAL SUMMARY

(Stated in thousands of Canadian dollars, except per share amounts)	2023	2024
Quarters ended	December 31	March 31	June 30	September 30
Revenue	506,871	527,788	429,214	477,155
Adjusted EBITDA(1)	151,231	143,149	115,121	142,425
Net earnings	146,722	36,516	20,701	39,183
Net earnings per basic share	10.42	2.53	1.44	2.77
Net earnings per diluted share	9.81	2.53	1.44	2.31
Funds provided by operations(1)	145,189	117,765	111,750	113,322
Cash provided by operations	170,255	65,543	174,075	79,674

(Stated in thousands of Canadian dollars, except per share amounts)	2022	2023
Quarters ended	December 31	March 31	June 30	September 30
Revenue	510,504	558,607	425,622	446,754
Adjusted EBITDA(1)	91,090	203,219	142,093	114,575
Net earnings	3,483	95,830	26,900	19,792
Net earnings per basic share	0.27	7.02	1.97	1.45
Net earnings per diluted share	0.27	5.57	1.63	1.45
Funds provided by operations(1)	111,339	159,653	136,959	91,608
Cash provided by operations	159,082	28,356	213,460	88,500
(1)	See “FINANCIAL MEASURES AND RATIOS.”

CRITICAL ACCOUNTING JUDGEMENTS AND ESTIMATES

Because of the nature of our business, we are required to make judgements and estimates in preparing our Condensed Consolidated Interim Financial Statements that could materially affect the amounts recognized. Our judgements and estimates are based on our past experiences and assumptions we believe are reasonable in the circumstances. The critical judgements and estimates used in preparing the Condensed Consolidated Interim Financial Statements are described in our 2023 Annual Report.

EVALUATION OF CONTROLS AND PROCEDURES

Based on their evaluation as at September 30, 2024, Precision’s Chief Executive Officer and Chief Financial Officer concluded that the Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the United States Securities Exchange Act of 1934, as amended (the Exchange Act)), are effective to ensure that information required to be disclosed by the Corporation in reports that are filed or submitted to Canadian and U.S. securities authorities is recorded, processed, summarized and reported within the time periods specified in Canadian and U.S. securities laws. In addition, as at September 30, 2024, there were no changes in the internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) that occurred during the three months ended September 30, 2024 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting. Management will continue to periodically evaluate the Corporation’s disclosure controls and procedures and internal control over financial reporting and will make any modifications from time to time as deemed necessary.

Based on their inherent limitations, disclosure controls and procedures and internal control over financial reporting may not prevent or detect misstatements, and even those controls determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

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FINANCIAL MEASURES AND RATIOS

Non-GAAP Financial Measures

We reference certain additional Non-Generally Accepted Accounting Principles (Non-GAAP) measures that are not defined terms under IFRS Accounting Standards to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA

We believe Adjusted EBITDA (earnings before income taxes, loss (gain) on investments and other assets, gain on repurchase of unsecured senior notes, finance charges, foreign exchange, gain on asset disposals and depreciation and amortization), as reported in our Condensed Interim Consolidated Statements of Net Earnings and our reportable operating segment disclosures, is a useful measure because it gives an indication of the results from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

The most directly comparable financial measure is net earnings.

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Adjusted EBITDA by segment:
Contract Drilling Services	133,235	131,701	406,662	468,302
Completion and Production Services	19,741	14,118	50,786	39,031
Corporate and Other	(10,551)	(31,244)	(56,753)	(47,446)
Adjusted EBITDA	142,425	114,575	400,695	459,887
Depreciation and amortization	75,073	73,192	227,104	218,823
Gain on asset disposals	(3,323)	(2,438)	(14,235)	(15,586)
Foreign exchange	849	363	772	(894)
Finance charges	16,914	19,618	53,472	63,946
Gain on repurchase of unsecured notes	—	(37)	—	(137)
Loss (gain) on investments and other assets	(150)	(3,813)	(330)	6,075
Incomes taxes	13,879	7,898	37,512	45,138
Net earnings	39,183	19,792	96,400	142,522

Funds Provided by (Used in) Operations

We believe funds provided by (used in) operations, as reported in our Condensed Interim Consolidated Statements of Cash Flows, is a useful measure because it provides an indication of the funds our principal business activities generate prior to consideration of working capital changes, which is primarily made up of highly liquid balances.

The most directly comparable financial measure is cash provided by (used in) operations.

Net Capital Spending

We believe net capital spending is a useful measure as it provides an indication of our primary investment activities.

The most directly comparable financial measure is cash provided by (used in) investing activities.

Net capital spending is calculated as follows:

	For the three months ended September 30,		For the nine months ended September 30,
(Stated in thousands of Canadian dollars)	2024	2023	2024	2023
Capital spending by spend category
Expansion and upgrade	7,709	13,479	30,501	39,439
Maintenance, infrastructure and intangibles	56,139	38,914	127,297	108,463
	63,848	52,393	157,798	147,902
Proceeds on sale of property, plant and equipment	(5,647)	(6,698)	(21,825)	(20,724)
Net capital spending	58,201	45,695	135,973	127,178
Business acquisitions	—	—	—	28,000
Proceeds from sale of investments and other assets	—	(10,013)	(3,623)	(10,013)
Purchase of investments and other assets	7	3,211	7	5,282
Receipt of finance lease payments	(207)	(64)	(591)	(64)
Changes in non-cash working capital balances	(19,149)	(4,551)	9,266	6,774
Cash used in investing activities	38,852	34,278	141,032	157,157

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Working Capital	We define working capital as current assets less current liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position. Working capital is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Current assets	472,557	510,881
Current liabilities	306,084	374,009
Working capital	166,473	136,872

Total Long-term Financial Liabilities

We define total long-term financial liabilities as total non-current liabilities less deferred tax liabilities, as reported in our Condensed Interim Consolidated Statements of Financial Position.

Total long-term financial liabilities is calculated as follows:

	September 30,	December 31,
(Stated in thousands of Canadian dollars)	2024	2023
Total non-current liabilities	920,812	1,069,364
Deferred tax liabilities	62,047	73,515
Total long-term financial liabilities	858,765	995,849

Non-GAAP Ratios

We reference certain additional Non-GAAP ratios that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Adjusted EBITDA % of Revenue	We believe Adjusted EBITDA as a percentage of consolidated revenue, as reported in our Condensed Interim Consolidated Statements of Net Earnings, provides an indication of our profitability from our principal business activities prior to consideration of how our activities are financed and the impact of foreign exchange, taxation and depreciation and amortization charges.

Long-term debt to long-term debt plus equity	We believe that long-term debt (as reported in our Condensed Interim Consolidated Statements of Financial Position) to long-term debt plus equity (total shareholders’ equity as reported in our Condensed Interim Consolidated Statements of Financial Position) provides an indication of our debt leverage.

Net Debt to Adjusted EBITDA	We believe that the Net Debt (long-term debt less cash, as reported in our Condensed Interim Consolidated Statements of Financial Position) to Adjusted EBITDA ratio provides an indication of the number of years it would take for us to repay our debt obligations.
Supplementary Financial Measures

We reference certain supplementary financial measures that are not defined terms under IFRS to assess performance because we believe they provide useful supplemental information to investors.

Capital Spending by Spend Category	We provide additional disclosure to better depict the nature of our capital spending. Our capital spending is categorized as expansion and upgrade, maintenance and infrastructure, or intangibles.

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CHANGE IN ACCOUNTING POLICY

Precision adopted Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants - Amendments to IAS 1, as issued in 2020 and 2022. These amendments apply retrospectively for annual reporting periods beginning on or after January 1, 2024 and clarify requirements for determining whether a liability should be classified as current or non-current. Due to this change in accounting policy, there was a retrospective impact on the comparative Statement of Financial Position pertaining to the Corporation's Deferred Share Unit (DSU) plan for non-management directors which are redeemable in cash or for an equal number of common shares upon the director's retirement. In the case of a director retiring, the director's respective DSU liability would become payable and the Corporation would not have the right to defer settlement of the liability for at least twelve months. As such, the liability is impacted by the revised policy. The following changes were made to the Statement of Financial Position:

•	As at January 1, 2023, accounts payable and accrued liabilities increased by $12 million and non-current share-based compensation liability decreased by $12 million.

•	As at December 31, 2023, accounts payable and accrued liabilities increased by $8 million and non-current share-based compensation liability decreased by $8 million.

The Corporation's other liabilities were not impacted by the amendments. The change in accounting policy will also be reflected in the Corporation's consolidated financial statements as at and for the year ending December 31, 2024.

JOINT PARTNERSHIP

On September 26, 2024, Precision formed a strategic Partnership with two Indigenous partners to provide well servicing operations in northeast British Columbia. Precision contributed $4 million in assets to the Partnership. Precision holds a controlling interest in the Partnership and the portions of the net earnings and equity not attributable to Precision’s controlling interest are shown separately as Non-Controlling Interests (NCI) in the consolidated statements of net earnings and consolidated statements of financial position.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION AND STATEMENTS

Certain statements contained in this report, including statements that contain words such as "could", "should", "can", "anticipate", "estimate", "intend", "plan", "expect", "believe", "will", "may", "continue", "project", "potential" and similar expressions and statements relating to matters that are not historical facts constitute "forward-looking information" within the meaning of applicable Canadian securities legislation and "forward-looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, "forward-looking information and statements").

In particular, forward-looking information and statements include, but are not limited to, the following:

•	our strategic priorities for 2024;
•	our capital expenditures, free cash flow allocation and debt reduction plans for 2024 through to 2026;
•	anticipated activity levels, demand for our drilling rigs, day rates and daily operating margins in 2024;
•	the average number of term contracts in place for 2024;
•	customer adoption of AlphaTM technologies and EverGreenTM suite of environmental solutions;
•	timing and amount of synergies realized from acquired drilling and well servicing assets;
•	potential commercial opportunities and rig contract renewals; and
•	our future debt reduction plans.

These forward-looking information and statements are based on certain assumptions and analysis made by Precision in light of our experience and our perception of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. These include, among other things:

•	our ability to react to customer spending plans as a result of changes in oil and natural gas prices;
•	the status of current negotiations with our customers and vendors;
•	customer focus on safety performance;
•	existing term contracts are neither renewed nor terminated prematurely;
•	our ability to deliver rigs to customers on a timely basis;
•	the impact of an increase/decrease in capital spending; and
•	the general stability of the economic and political environments in the jurisdictions where we operate.

Undue reliance should not be placed on forward-looking information and statements. Whether actual results, performance or achievements will conform to our expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from our expectations. Such risks and uncertainties include, but are not limited to:

•	volatility in the price and demand for oil and natural gas;
•	fluctuations in the level of oil and natural gas exploration and development activities;
•	fluctuations in the demand for contract drilling, well servicing and ancillary oilfield services;
•	our customers’ inability to obtain adequate credit or financing to support their drilling and production activity;
•	changes in drilling and well servicing technology, which could reduce demand for certain rigs or put us at a competitive advantage;
•	shortages, delays and interruptions in the delivery of equipment supplies and other key inputs;
•	liquidity of the capital markets to fund customer drilling programs;
•	availability of cash flow, debt and equity sources to fund our capital and operating requirements, as needed;
•	the impact of weather and seasonal conditions on operations and facilities;
•	competitive operating risks inherent in contract drilling, well servicing and ancillary oilfield services;
•	ability to improve our rig technology to improve drilling efficiency;
•	general economic, market or business conditions;
•	the availability of qualified personnel and management;
•	a decline in our safety performance which could result in lower demand for our services;
•	changes in laws or regulations, including changes in environmental laws and regulations such as increased regulation of hydraulic fracturing or restrictions on the burning of fossil fuels and greenhouse gas emissions, which could have an adverse impact on the demand for oil and natural gas;
•	terrorism, social, civil and political unrest in the foreign jurisdictions where we operate;
•	fluctuations in foreign exchange, interest rates and tax rates; and
•	other unforeseen conditions which could impact the use of services supplied by Precision and Precision’s ability to respond to such conditions.

Readers are cautioned that the forgoing list of risk factors is not exhaustive. Additional information on these and other factors that could affect our business, operations or financial results are included in reports on file with applicable securities regulatory authorities, including but not limited to Precision’s Annual Information Form for the year ended December 31, 2023, which may be accessed on Precision’s SEDAR+ profile at www.sedarplus.ca or under Precision’s EDGAR profile at www.sec.gov. The forward-looking information and statements contained in this report are made as of the date hereof and Precision undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, except as required by law.

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